Exhibit 99-1

Pursuant to a plan of reorganization, in October 2016 the Issuer issued shares of Common Stock, Warrants and 13.50% Second Lien Senior Secured Convertible Notes due 2019 (the "2019 Convertible Notes") to certain of its creditors and participants in the reorganization, including investment advisory clients ("Clients") of Franklin Advisers, Inc. ("FAV"). The Issuer redeemed the 2019 Convertible Notes on May 29, 2019. On May 31, 2019, the Issuer issued to the Clients 13.50% Convertible Second Lien Senior Secured Notes due 2021 (the "2021 Convertible Notes") with the same conversion price as the 2019 Convertible Notes. On May 6, 2020, the Company, the subsidiary guarantor named therein and Wilmington Trust, National Association as trustee and collateral agent entered into the First Amendment to Indenture and Notes (the "First Indenture Amendment"). Pursuant to the terms of the First Indenture Amendment, the maturity date of the 2021 Convertible Notes was extended from May 31, 2021 to May 31, 2022 (the "2022 Convertible Notes"). On March 9, 2021 the 2022 Convertible Notes were exchanged for 13.50% Convertible Second Lien Senior Secured Notes due 2023 (the "2023 Convertible Notes" and together with the Common Stock, the "Securities").

One FAV Client has interests exceeding 10% in the Issuer's Common Stock, including Common Stock issuable on conversion of the 2023 Convertible Notes:
Franklin High Income Fund, a series of Franklin High Income Trust, an investment company registered under the Investment Company Act of 1940, has an interest in 2,356,174 shares of such Common Stock, including 791,289 shares issuable on conversion of the 2023 Convertible Notes.

FAV is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). FAV may be deemed to beneficially own the Securities for purposes of Rule 13d-3, and accordingly for purposes of section 16(a), under the Securities Exchange Act of 1934, as amended (the "Act"), in its capacity as the investment adviser to the Clients pursuant to investment management contracts that grant investment and/or voting power to FAV. When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.

Beneficial ownership by FRI, FAV and their affiliates is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by each of FRI's affiliates whose ownership of securities is disaggregated from that of FRI in accordance with the 1998 Release ("FRI Disaggregated Affiliates") are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries of FRI other than FRI Disaggregated Affiliates are collectively, "FRI Aggregated Affiliates"). Furthermore, internal policies and procedures of, on the one hand, FRI Disaggregated Affiliates, and, on the other hand, FRI, establish informational barriers that prevent the flow among, on the one hand, FRI Disaggregated Affiliates (including preventing the flow between such entities), and, on the other hand, the FRI Aggregated Affiliates, of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FRI Disaggregated Affiliates report the securities over which they hold investment and voting power separately from the FRI Aggregated Affiliates for purposes of
Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI's subsidiaries provide investment management services. FRI, the Principal Shareholders and FAV disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Form 4 on behalf of the Principal Shareholders, FRI and FAV should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and FAV believe that they are not a group within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FAV provides investment management services.